FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: January 7, 2004	James A. Ryan Chief Financial Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

RITZ CLUB LONDON LAUNCHES INTERNET CASINO IN HIGHLY REGULATED
JURISDICTION – USING CRYPTOLOGIC-DEVELOPED TECHNOLOGY

Alderney government certification reinforces CryptoLogic’s regulatory strength and leadership

January 7, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, is pleased to announce another important milestone in its European growth. The Ritz Club London Online (www.theritzclublondon.com), a prestigious UK gaming brand, has used CryptoLogic-developed technology to establish an online casino in Alderney – one of the industry’s most strictly regulated jurisdictions in the world.

CryptoLogic is at the regulatory forefront as one of the few gaming software companies in the world that complies with the most exacting requirements. This commitment to the highest integrity is evidence by its software certification in Alderney, through WagerLogic, a wholly owned subsidiary of CryptoLogic, and together with The Ritz Club London, a customer since 2002.

“CryptoLogic and The Ritz Club London share a strong commitment to safe, secure and responsible online gaming,” said Lewis Rose, CryptoLogic’s President and CEO. “We are proud to partner with The Ritz Club London to set up its online casino in Alderney – a world-leading regulated market. Today’s announcement marks another regulatory milestone for us as we capitalize on exciting growth prospects in the UK and Europe.”

As the global movement to regulate Internet gaming gains momentum, CryptoLogic’s experience and acceptance in multiple highly regulated jurisdictions such as Alderney and the Isle of Man give the company a competitive advantage as more land-based operators migrate to regulated markets for interactive gaming. In seeking certification, CryptoLogic, its directors, senior officers and WagerLogic are subject to stringent government review and its software undergoes rigorous third party independent testing. The company’s compliance initiatives provide an excellent platform for long-term growth as the UK also moves to regulate remote gaming.

“The Ritz Club London is synonymous with quality and trust, and CryptoLogic has carried that tradition to our Internet casino,” said Malcolm Graham, Managing Director, The Ritz Club London Online. “This exceptional software enables us to deliver a premium gaming experience to both our existing land-based members and a new online player base, while operating from one of the best regulatory environments for online gaming.”

“We are pleased with the decision of both Ritz Interactive and CryptoLogic to launch The Ritz Club London Online in Alderney and are satisfied that the casino operations and the gaming software comply with all our regulatory requirements,” added André Wilsenach, Chief Executive Officer of the Alderney Gambling Control Commission.

TEL (416) 545-1455      FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a leading software development company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the Nasdaq National Market (symbol: CRYP) and the London Stock Exchange (symbol: CRP). There are currently 12.3 million common shares outstanding.

About The Ritz Club (www.theritzclublondon.com)
The Ritz Club London is the essence of fine gaming and part of the rich Ritz heritage that dates back to 1906. Situated in the former ballroom of London’s historic Ritz Hotel, the prestigious and exclusive club appeals to the true connoisseur of luxury and elegance. The Ritz Club London places great emphasis on ensuring that the highest standards of operating procedures are constantly upheld. The brand and reputation of The Ritz Club London are important factors in maintaining its international and loyal following amongst its members.

The Ritz Club London Online is a wholly-owned subsidiary of The Ritz Club London, established to pursue online, wireless and interactive television-related gaming activity.

About Alderney Gambling Control Commission (www.gamblingcontrol.org)
The Alderney Gambling Control Commission was established in May 2000, and regulates gambling on behalf of the States of Alderney.  The single most important policy of the Commission is to provide a regulatory environment that meets ‘world-class’ standards and thereby both protects the reputation of Alderney and attracts ‘world-class’ operations. The Commission has therefore positioned itself to offer a regulatory environment that is likely to attract operators who seek a comprehensive and tightly controlled regime. These are for the most part the major gambling operators who have brands that they wish to protect and who wish to be able to demonstrate to the regulators of their immensely valuable terrestrial casinos that they observe similar high standards when operating outside their normal jurisdiction.

Alderney, the third largest of the British Channel Islands has its own government, legislature and company laws and is a center for investment, finance, e-commerce, e-gaming and e-betting.

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer	Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.